Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of The Advisory Board Company.

Name	Jurisdiction of Organization
Advisory Board Investments, Inc.	Delaware
Concuity Limited	Cyprus
ABCO International Holdings, LLC	Delaware
ABCO Advisory Services India Private Limited	India